Exhibit 26(d)(vi)

ACCELERATED DEATH BENEFIT OPTION ENDORSEMENT

Transamerica Life Insurance Company has issued this endorsement as a part of policy number @@@@@@@@(“the policy”).

NOTICE: Benefits advanced under this option may be taxable. As with all tax matters, the Owner should consult a personal tax advisor to assess the impact of this benefit on the Owner and the policy.

While the policy is in force, we will pay an Accelerated Death Benefit to you, upon your request, subject to all the provisions and limitations of this endorsement.

DEFINITIONS

In this endorsement:

Accelerated Death Benefit is the amount we pay under this option.

Administrative Fee is the $250.00 that will be charged at the time each Accelerated Death Benefit is paid.

Effective Date is the date we approve your written request to exercise this option.

Immediate Family Members are members of either the Insured’s or Owner’s family who may be described as follows: spouse (includes common law spouse), children, stepchildren, parents, grandparents, grandchildren, brothers and sisters and their spouses (includes common law spouse).

Insured means only the Insured covered under the policy and not any other individuals covered for additional riders or benefits.

Physician is an individual, other than the Insured, the Owner, or Immediate Family Member, who is a doctor of medicine or osteopathy, licensed in the jurisdiction in which the advice is given or diagnosis is made and who is acting within the scope of that license.

Policy Basic Death Benefit means the death benefit provided by the policy, any policy layer, any Supplemental Adjustable Life Insurance Rider and any level term rider on the life of the Insured. It does not include any death benefit provided by any other riders or benefits attached to the policy.

Policy Charges means any monthly deductions, any surrender charges or surrender penalties, or any other charges specified in the policy.

Terminal Illness is a medical condition, resulting from bodily injury or disease, or both, and:

•	which has been diagnosed by a Physician after the issue date of the policy; and,

•	for which the diagnosis is supported by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us; and,

•	which is not curable by any means available to the medical profession; and,

•	which a Physician certifies is expected to result in death within 12 months of diagnosis and the certification is within 30 days of the Accelerated Death Benefit request.

“You” and “Your” mean the Owner

LIMITATIONS

1.	The availability of this option is subject to all the terms of the policy, including contestability and suicide.

2.	No benefit will be paid if Terminal Illness results from intentionally self-inflicted injury(ies) at any time.

3.	At each request to exercise this option, there must be at least 2 years remaining from the Effective Date to the expiry or maturity date of each portion of the Policy Basic Death Benefit.

4.	The Owner may not exercise this option:

a)	if required by law to use the Accelerated Death Benefit to meet the claims of creditors, whether in bankruptcy or otherwise, or

b)	if required by a government agency to use the Accelerated Death Benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement, or

c)	until there is only one surviving Joint Insured if the policy is a Joint and Last Survivor policy.

5.	This option is not available if the maximum Accelerated Death Benefit has been paid.

6.	The face amount of the policy on which this option is exercised must be at least $50,000 at the time of the first written request.

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AMOUNT OF THE ACCELERATED DEATH BENEFIT

1.	The Owner can request an Accelerated Death Benefit payment in any amount subject to the following minimum and maximum. The minimum Accelerated Death Benefit allowed will be $10,000. The maximum Accelerated Death Benefit allowed for all policies combined covering the Insured issued by the Company will be the lesser of $250,000 or 75% of the combined Policy Basic Death Benefit for those policies as of the first Accelerated Death Benefit payment. If the first Accelerated Death Benefit payment is less than the maximum, then no more than the remaining balance of the maximum can be paid out later as an Accelerated Death Benefit.

2.	If there is an outstanding loan on the policy, the Accelerated Death Benefit payment may be reduced to repay a prorata portion of the policy loan.

3.	At the time we pay the Accelerated Death Benefit, if the policy is in the grace period, we will deduct any unpaid premium in accordance with the grace period provision in the policy.

4.	The $250.00 Administrative Fee will be deducted from each Accelerated Death Benefit payment.

PREMIUM

Premium billing and premium payment requirements will continue, subject to the adjustments described below.

EFFECT OF THE ACCELERATED DEATH BENEFIT PAYMENT ON THE POLICY

After an Accelerated Death Benefit is paid, the policy and any riders and benefits will remain in force subject to the following adjustments:

1.	The Policy Basic Death Benefit after payment of an Accelerated Death Benefit will equal the amount of the Policy Basic Death Benefit before the payment of the Accelerated Death Benefit minus the result of multiplying (a) by (b), where:

(a) is the Accelerated Death Benefit; and

(b) is 1 (one) plus an interest rate that is the greater of,

(i) the federal interest rate under Internal Revenue Code (IRC) section 846(c)(2), or

(ii) the policy loan effective interest rate.

2.	The Policy Basic Death Benefit, and, if applicable, the policy’s face amount, accumulation value, cash value, policy loan, and required premium will be adjusted as of the Effective Date. The adjustments to the Policy Basic Death Benefit will be made in the following order: (1) level term rider(s) on the Insured, if any, beginning with the most recent rider; (2) policy layer(s), if any, beginning with the most recent layer; and, (3) remaining portions of the Policy Basic Death Benefit. New Policy Charges and premiums will be based on the rates in effect for the policy’s resulting face amount.

3.	We will provide new policy data pages showing the reduced coverage amount resulting from the Accelerated Death Benefit payment.

EXERCISING THE OPTION

We must receive a written request to exercise this option at the Home Office or our designated Administrative Office within 30 days after the certification of diagnosis of the Terminal Illness, or as soon as reasonably possible. The request should include the name of the Insured, the policy number and, must be signed and dated by the Owner. If the policy has an irrevocable beneficiary, that person(s) must also sign the request. If the policy is assigned, we must receive a completed and signed release of assignment. If the policy was issued in a community property state, we may require your spouse to sign the request.

PROOF OF TERMINAL ILLNESS

We must receive written proof of the Insured’s Terminal Illness before we make an Accelerated Death Benefit payment. This proof will consist of a Physician’s certification acceptable to us. We may request additional medical information from the Physician submitting the certification or any Physician we consider qualified.

PHYSICAL EXAMINATION

While a claim is pending, we reserve the right to obtain a second medical opinion and to have the Insured examined at our expense.

TIME OF PAYMENT OF CLAIMS

After we receive satisfactory written proof of Terminal Illness, we will pay the Accelerated Death Benefit due.

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PAYMENT OF CLAIMS

If approved, the Accelerated Death Benefit will be paid in a lump sum to the Owner. If the Insured dies before payment is made, we will pay the entire death benefit of the policy to the Beneficiary in accordance with the policy provisions.

LEGAL ACTIONS

No legal action may be brought to recover the payment requested under this option within 60 days after written proof of Terminal Illness has been given to us. No such action may be brought after 3 years from the time written proof of the Insured’s Terminal Illness has been given to us.

LIVING BENEFIT RIDER

If the policy contains a Living Benefit Rider and there is a simultaneous request to exercise the Living Benefit and the Accelerated Death Benefit Option, the Living Benefit request will be processed first; the Accelerated Death Benefit Option request will be processed second and will be based on the adjusted policy values resulting after payment of the Living Benefit.

TAX QUALIFICATION

Any amount payable under this option is intended to qualify for federal income tax exclusion (to the maximum extent possible). To that end, the provisions of this endorsement and the policy to which it is attached are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. The Company reserves the right to amend this endorsement and the policy to which it is attached to reflect any clarifications that may be needed or are appropriate to maintain such qualification, or to conform this endorsement and the policy to which it is attached to any applicable changes in the tax qualification requirements. You will be sent a copy of any such amendment.

Signed for the Company at Los Angeles, California, on the date of issue of the policy unless a different date is shown here.

Secretary	President

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